Exhibit 99.1

NQ Mobile Inc. Announces Private Placement of US$220 Million Convertible Notes

BEIJING, September 27, 2016 – (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that Zhongzhi Hi-Tech Overseas Investment Ltd. (“Zhongzhi Hi-Tech”) agreed to purchase an aggregate principal amount of US$220 million of convertible notes issued by the Company through a private placement (the “Transaction”). The convertible notes will bear interest at a rate of 8.0% per annum from the issuance date and mature in October 2018 (the “2018 Notes”). The convertible notes will be convertible, at the holder’s option, into the Company’s American depositary shares (“ADSs”), each representing five Class A common shares of the Company, at a conversion price of US$6.00 per ADS, which represents a 51.5% conversion premium over the closing trading price of US$3.96 per ADS on September 26, 2016. Pursuant to the 2018 Notes, Zhongzhi Hi-Tech is entitled to appoint a director to serve on the board of directors of the Company, subject to certain conditions. Zhongzhi Hi-Tech has informed the Company that it intends to nominate Ms. Joanne Yan Zhu, currently chairwoman of Zhongzhi Hi-Tech Investment, to serve as a director of the Company. The parties expect the Transaction to be closed within 10 business days. The Company plans to use the net proceeds from this private placement for the repayment of existing convertible notes and general corporate purposes.

Zhongzhi Hi-Tech is an overseas investment fund managed by Zhongzhi Hi-Tech Beijing Investment Co. (“ZHI”), an affiliate of Zhongzhi Enterprise Group (“ZEG”) and a leading institutional investor in greater China which focuses on investments in technology, semiconductor, software and internet industries. ZHI has approximately US$2 billion of assets under management and US$10 billion committed capital. ZEG was founded in 1995 and headquartered in Beijing with more than 10,000 employees and over RMB1 trillion of assets under management.

Concurrent with this private placement, RPL Holdings Limited, a major shareholder of the Company, and Dr. Vincent Wenyong Shi entered into an agreement with Zhongzhi Hi-Tech pursuant to which RPL and Dr. Shi jointly agree to pay Zhongzhi Hi-Tech certain additional guaranteed minimum interests calculated as a percent of the principal amount of the 2018 Notes and are entitled to share Zhongzhi Hi-Tech’s investment profits if the 2018 Notes are converted into ADSs and sold above a price threshold, subject to terms and conditions therein. Dr. Shi also agrees not to dispose his ownership of the equity interest in RPL Holdings Limited as long as the 2018 Notes remain outstanding.

The 2018 Notes and the ordinary shares represented thereby, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws of the United States.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR